April 6, 2023

Mr. Michael Rosenberg

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comments on Post-Effective Amendment No. 123 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 123 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-1A (File Nos. 002-69565 and 811-03101) (the “Registration Statement”) of Calvert Management Series (the “Registrant”), filed with the Securities and Exchange Commission (the “SEC”), on January 27, 2023 (the “485(a) Amendment”), on behalf of Calvert Global Equity Fund, Calvert Global Small-Cap Equity Fund and Calvert Small/Mid-Cap Fund (each, a “Fund,” and collectively, the “Funds”)

Dear Mr. Rosenberg:

Thank you for your oral comments provided on March 9, 2023, regarding the SEC staff’s review of the 485(a) Amendment. Below we have summarized the staff’s comments to the best of our understanding and presented the Registrant’s response to each comment. Capitalized terms used and not defined herein have the meanings given to them in the 485(a) Amendment. The Registrant expects to file the definitive version of the 485(a) Amendment pursuant to Rule 485(b) under the Securities Act on or around April 12, 2023 (the “485(b) Amendment”) to reflect the revisions discussed herein in response to the staff’s comments and to make certain non-material changes as appropriate.

1.    Comment: Please be sure to carry through any of the staff’s comments to other sections of the Registration Statement as applicable.

Response: The Registrant acknowledges the staff's comment and will revise the disclosure in the Registration Statement as appropriate.

2.    Comment: Please file the correspondence which addresses these comments 5 days before the effectiveness of this Filing.

Response: The Registrant so confirms.

3.    Comment: For each Fund, please disclose that the Management Fee, as included in each Fund’s fee table, is comprised of an investment advisory fee of a certain specified percentage of the Fund’s average daily net assets and an administrative fee of 0.12% of average daily net assets, each such fee payable to Calvert Research and Management.

Response: The Registrant believes that the presentation of the “management fee” in each Fund’s fee table is consistent with Instruction 3(a) to Item 3 of Form N-1A, which defines “management fees” as follows: “’Management Fees’ include investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as ‘Other Expenses.’” The Registrant further notes that Instruction 3(c)(iii) to Item 3 of Form N-1A provides that the Fund may subdivide the “Other Expenses” line item into no more than three sub-captions that identify the largest expense or expenses comprising “Other Expenses,” but that the Fund is not required to do so. Finally, the Registrant notes that each Fund’s advisory and administrative fees are clearly and concisely disclosed under the section entitled “Management and Organization—Management” in the statutory prospectus.

April 6, 2023

4.    Comment: Each Fund’s Fund Summary – Principal Investment Strategies section includes a reference to emerging market countries. Please include a definition of emerging market countries in the Fund Summary.

Response: The Registrant respectfully submits that each Fund has not adopted any percentage investment limitation with respect to investments in emerging market countries. Accordingly, the Registrant does not believe it is necessary to define “emerging market countries” in Item 4 for purposes of applying any investment limitation. The Registrant believes that including the definition of emerging markets countries under the section entitled “Investment Objective & Principal Policies and Risks—Emerging Markets Investments” is sufficient for an investor’s consideration of the applicable Fund.

5.    Comment: Please disclose in each Fund’s Principal Investment Strategies section whether the Fund may purchase sponsored and/or unsponsored American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) and whether such securities may be exchange traded or over-the-counter (“OTC”). In addition, please summarize the risks of depository receipts in the Principal Risk section of each Fund’s Summary Prospectus.

Response: In response to the staff’s comment, the Registrant will add the following disclosure to the above-mentioned section (additions in bold/underline):

Calvert Global Equity Fund

Under normal circumstances, the Fund invests . . . The Fund may purchase securities that trade in the form of depositary receipts, such as American Depositary Receipts, sponsored or unsponsored, and Global Depositary Receipts . . .

Calvert Global Small-Cap Equity Fund

Under normal market conditions, the Fund invests . . . Securities may trade in the form of depositary receipts, such as American Depositary Receipts, sponsored or unsponsored, and Global Depositary Receipts .. . .

Calvert Small/Mid-Cap Fund

Under normal market conditions, the Fund invests . . . As an alternative to holding foreign stocks directly, the Fund may invest in U.S. dollar-denominated securities of foreign companies that trade on U.S. exchanges or in the over-the-counter market (including depositary receipts, such as American Depositary Receipts, sponsored or unsponsored, and Global Depositary Receipts, that evidence ownership in underlying foreign stocks) . . .

The Registrant will also revise “Foreign Investment Risk” under each Fund’s Principal Risks section as follows (additions in bold/underline):

Foreign Investment Risk. Foreign investments can be adversely affected by political, economic and market developments abroad, including the imposition of economic and other sanctions by the United States or another country against a particular country or countries, organizations, entities and/or individuals . . . Depositary receipts are subject to many of the risks associated with investing directly in foreign instruments, including the political and economic risks of the underlying issuer’s country and, in the case of depositary receipts traded on foreign markets, currency risk.

The Registrant believes that including information regarding whether such securities may be exchange traded or OTC under the section entitled “Investment Objective & Principal Policies and Risks—Foreign Investments” is sufficient for an investor’s consideration of the applicable Fund.

April 6, 2023

6.    Comment: Under Rule 12d1-4 under the 1940 Act, both the acquiring and the acquired fund must file the fund of funds investment agreements as exhibits to each fund’s registration statement, as they are considered a material contract. See Fund of Funds Arrangements, Release Nos. 33-10871; IC-34045 (Oct. 7, 2020). Please file any such agreements accordingly.

Response: The Registrant confirms that the Funds have not entered into any such agreements as of the date of this letter.

7.    Comment: In each Fund’s Principal Investment Strategies, under Responsible Investing, please include the following disclosure:

“Securities may be deemed suitable for investment even if the issuer does not operate in accordance with all elements of the Fund’s Responsible Investing criteria and that exchange-traded funds (“ETFs”) are not subject to the Responsible Investing analysis and will not be required to be consistent with the Responsible Investment criteria otherwise applicable to investments made by each Fund. In addition, ETFs in which the Fund may invest may hold securities of issues that do not operate in accordance with the Responsible Investing criteria.”

Response: The Registrant believes that the above-mentioned section appropriately summarizes the information provided under the section entitled “About Responsible Investing” in the Funds’ statutory prospectus, as required by Item 4(a) of Form N-1A. Accordingly, the Registrant declines to add further disclosure to this section.

8.    In each Fund’s Summary Prospectus - Performance, please include the following disclosure: “The Predecessor Fund did not follow the Calvert Principles and, accordingly, the performance of the Predecessor Fund may not be indicative of how the Fund may have performed.”

Response: The Registrant will make the requested change.

9.    Calvert Global Small-Cap Equity Fund’s Fund Summary lists Restricted Securities Risk under “Principal Risks.” Please disclose investments in restricted securities as a principal investment strategy of the Fund, including a description of the types of restricted securities that are part of the Fund’s principal investment strategy.

Response: The Registrant will delete the above-mentioned disclosure from the Fund’s “Principal Risks” section.

10.  The statutory prospectus, under “About Responsible Investing—High Social Impact Investments,” states the following, “Pursuant to an exemptive order issued by the SEC, a Fund may invest in Community Investment Note . . .” Please confirm that the order has already been issued by the SEC.

Response: The Registrant so confirms. See 1940 Act Release Nos. 33653 (Oct. 2, 2019) (notice) and 33680 (Oct. 29, 2019) (order).

11.  Please confirm that derivatives are not part of the principal investment strategy of either Calvert Global Equity Fund or Calvert Small/Mid-Cap Fund.

Response: The Registrant confirms that the use of derivatives is not part of the principal investment strategy of either Fund.

12.  Statement of Additional Information - Potential Conflicts of Interests: Please supplementally explain why potential conflicts of interests described herein are not considered principal investment risk of the Funds. In addition, please elaborate on the following statement, “There is no assurance that conflicts of interest will be resolved in favor of Fund shareholders and, in fact, they may not be.”

Response: The Registrant has evaluated each Fund’s principal risk disclosure and believes it appropriately discloses “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yields, or total return,” in accordance with Item 9(c) of Form N-1A. Because the Funds are part of the Morgan

April 6, 2023

Stanley business, which engages in a broad spectrum of activities, the Registration Statement separately provides investors with information regarding potential conflicts of interest relating to the Morgan Stanley business, including Affiliated Investment Accounts, in both the statutory prospectus (see “Potential Conflicts of Interest” beginning on page 42) and the Statement of Additional Information. The Registrant respectfully submits that while this information may be helpful to investors in evaluating an investment in a Fund, these potential conflicts of interest are not risks that the Fund’s portfolio as a whole is expected to be subject or risks that may reasonably adversely affect the Fund’s net asset value, yields, or total return. As discussed under the sub-section entitled “General Process for Potential Conflicts,” the Adviser has instituted policies and procedures designed to prevent conflicts of interest from arising and, when they do arise, to ensure that it effects transactions for clients in a manner that is consistent with its fiduciary duty to its clients and in accordance with applicable law. Accordingly, the Registrant does not believe these potential conflicts of interest are a principal risk of investing in the Fund.

The Registrant supplementally notes that with respect to the resolution of conflicts of interest, as discussed under the sub-section entitled “General Process for Potential Conflicts,” the Adviser seeks to ensure that potential or actual conflicts of interest are appropriately resolved, taking into consideration the overriding best interests of its client. However, every conflict may not be resolved solely in favor of a Fund. For example, conflicts may arise between or among clients. In addition, there are certain inherent conflicts between a fund’s adviser and a fund - e.g., the assessment of advisory and administrative fees. The Registrant believes the current disclosure in the Registration Statement provides investors with sufficient information regarding potential conflicts of interest that may arise simply due to the Funds being part of the Morgan Stanley business and the various ways Morgan Stanley and the Adviser seek to manage and mitigate such conflicts.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.